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                             July 19, 2021

       Taylor Zhang
       Chief Executive Officer
       TenX Keane Acquisition
       No.99, Tiangu 7th Road
       Yanta District
       Xi   an City, Shanxi Province, China 71000

                                                        Re: TenX Keane
Acquisition
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 30, 2021
                                                            File No. 333-256271

       Dear Mr. Zhang:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2021 letter.

       Amended Form S-1 filed June 30, 2021

       Risk Factors, page 25

   1. We note your disclosure on pages 38-42 regarding risks associated with acquiring and operating a business
outside of the U.S. We further note the location of your principal executive offices and
your disclosure that you may acquire a company located in Asia, including China. Please
expand your risk factor disclosure to describe more specifically the risks that arise
from these circumstances, including risks to which you are subject, or may become subject, as
a result of acquiring and operating a business in China. For guidance, please refer
to CF Disclosure Guidance: Topic 10, Disclosure of Considerations
                                                        for China-Based Issuers
(November 23, 2020). Please also expand your disclosure to
                                                        address specifically
any PRC regulations concerning mergers and acquisitions by foreign investors that your
initial business combination transaction may be subject to, including
 Taylor Zhang
TenX Keane Acquisition
July 19, 2021
Page 2
      PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameTaylor Zhang
                                                          Division of
Corporation Finance
Comapany NameTenX Keane Acquisition
                                                          Office of Real Estate
& Construction
July 19, 2021 Page 2
cc:       Richard I. Anslow
FirstName LastName